WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

August 26, 2008

Ms. Laura Nicholson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Niusule Biotech Corp.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-152398

Dear Ms. Nicholson:

We have filed on EDGAR the above Amendment No. 1 and the related response table.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.

Niusule Biotech Corp.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-152398

RESPONSE TABLE

Comment Number	Page[s]	Explanation
1.		Comments in one section addressed in others.
2.		Information on agent for service disclosed
3.	38	Joint Venture Agreement amended. Amendment filed as Exhibit. Disclosure concerning this issue revised in MD&A - Plan of Operations
4.	38	See comment 4. This provision also amended.
5.	9, 17, 19 and 19	These 4 risk factors have been rewritten
6.	12	Date changed to 2009
7.	13	New risk factor added concerning product liability
8.	15	Risk factor rewritten to reflect the fact we haven’t commenced operations.
9.	41 - 42	Because of our structure, this is not a risk. Disclosure concerning this issue has been added in “Market for Common Equity - Dividends and Distributions.”
10.	18	Land use risk factor rewritten to clarify we don’t yet have land rights.
11.	20	Rewritten to eliminate reference to private placement price.
12.		We have no formal registration rights agreement. Disclosure revised.
13.		We will update with each amendment FINRA filing status.
14.	25	Business experience for entire 5 years now disclosed.
15.	27	Security Ownership Table revised per comment
16.	27	Item 403 information added to Table and footnote
17.	30	Disclosure rewritten to reflect that we haven’t commenced operations.
18.		Disclosure eliminated
19.		Disclosure eliminated
20.		Reference eliminated, but see comment 22 below.
21.	33	Disclosure of these issues added in section entitled “Anticipated Actions During the Remainder of our Fiscal Year Ending June 30, 2009”
22.	30	Approval of application disclosed
23.	31	Disclosure revised and expanded to explain how we are categorized and what the benefits are.
24.		Disclosure eliminated. As disclosed in management resumes, much of this experience is in academic sector.
25.	34, 14	Nature and term of agreements - terminable at will - disclosed. Related risk factor rewritten.
26.	34	Production of this product will be outsourced until plant completed, as stated in revised disclosure.
27.	38, 13	Disclosure revised and risk factor added.
28	37	Timing of required payments disclosure revised
29	38	Disclosure of Anji’s control position as a result of this ability revised
30		Disclosure removed
31	40	Note disclosure revised
32 - 35		See financial statement responses below
36	52	Indemnification disclosure revised
37	56	Undertaking added
38	57	Signatures revised

Financial Statements

32. The Joint Venture Agreement between Anji Meibodeng Ciji Real Estate Corp and the Company was executed on April 11, 2008. There were no business activities for this joint venture before June 30, 2008 because the business license of this joint venture was not issued until July 16, 2008.

Since the Company holds a 90% interest in this joint venture and is considered to be the primary beneficiary of the joint venture, the Company will consolidate this joint venture in its future financial statements and all significant inter-company accounts and balances will be eliminated in the consolidation. A minority interest will be presented in the consolidated financial statements for the remaining 10% interest owned by the other parties.

Following paragraph has been added to Note 6 to provide the information about this joint venture:

On April 11, 2008, the Company entered into a joint venture agreement with a Chinese real estate corporation to form a joint venture company in China. Pursuant to the agreement, the Company will contribute RMB 9 million (about $1.3 million U.S. dollars), representing 90% of the registered capital of the joint venture company. The Company will manufacture and sell biopharmaceutical health foods and related products through this joint venture. There were no business activities for this joint venture before June 30, 2008 because the business license of this joint venture was not issued until July 16, 2008. The Company will consolidate this 90% owned joint venture in its financial statements and all significant inter-company accounts and balances will be eliminated in the consolidation.

33. The Company is currently occupying an office space in China for free at a facility provided by a related party.. There’s no rent need to be paid as it’s free .Therefore, no imputed rent was recorded through additional paid in capital as the contribution made by the related party.

Following paragraph has been added to Note 2 to provide the information about this arrangement:

The Company is currently occupying an office space in China for free at a facility provided by a related party. The related party agreed to provide this facility for the period from May 1, 2008 to December 12, 2010 and the Company is responsible to pay the property management fees during this period. The property management fees of $400 was calculated and determined to be immaterial to the financial statements.

34. Following paragraph has been added to Note 1 to describe our accounting policies on the foreign currency translation:

The financial position and results of operations of the Company’s foreign operations are measured using the foreign operation’s local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance-sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity.

35. The contracts are just letter of intent. The company did not have commitments to purchase from these suppliers. Accordingly, no footnotes disclosures in the financial statements.